

March 18, 2015

Via E-mail
Mr. Sam Backenroth
Chief Financial Officer
Ohr Pharmaceutical, Inc.
800 Third Avenue, 11th Floor
New York, NY 10022

> **Re: Ohr Pharmaceutical, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed December 22, 2014**
> **File No. 001-35963**

Dear Mr. Backenroth:

We have reviewed your filing and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing your amended filing and the information you provide, we may have additional comments.

Business, page 1

1. We note your reference to various agreements which appear material to your business relating to your preclinical research and product development. Please amend your disclosure to discuss the material terms of the:
   - joint venture agreement with Cold Spring Harbor Laboratory;
   - research agreement with Alcon Research;
   - research and license agreement with EyeCro; and
   - various license rights acquired from SKS Ocular, LLC and SKS Ocular 1, LLC.

   In your description of these agreements you should specifically identify:
   - Nature and scope of intellectual property transferred if the agreement involves a license;
   - Each parties rights and obligations;

- Duration of agreement and royalty term;
- Termination provisions;
- Investment features or share purchases;
- Payment provisions which may include the following:
    - Up-front or execution payments received or paid
    - Aggregate amounts paid or received to date under agreement;
    - Aggregate future potential milestone payments to be paid or received
    - Royalty rates
    - Profit or revenue-sharing provisions

In addition, please file each agreement as en exhibit to your registration statement as required under Item 601(b)(10) of Regulation S-K. Alternatively, please provide a reasonably detailed analysis supporting your conclusion that they need not be filed.

2. In an appropriately titled subsection, please expand your disclosure in your Business section to include a discussion of your material patents and patent applications, including the following:

- Specific products, product groups and technologies to which such patents or patent applications relate;
- Whether the patents or patent applications are owned or licensed from third parties (please identify the relevant party if they are licensed);
- Type of patent protection such as composition of matter, use or process;
- Patent expiration dates and expected expiration dates for pending patent applications;
- Identification of applicable jurisdictions where patents are issued or where patent applications are pending;
- Contested proceedings and/or third-party claims over any of your patents or patent applications.

Item 2 Properties, page 16

3. Please file your lease agreements for your properties in San Diego and New York as exhibits to your annual report as required under Item 601(b)(10) of Regulation S-K.

Managements' Discussion and Analysis of Financial Condition and Results of Operations
General, page 20

4. Please revise your discussion to include management's perspective on the business and provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. For example, we note from your disclosure elsewhere in your annual report that you acquired certain assets of SKS Ocular, LLC and entered into a joint venture agreement with Cold Spring Harbor Laboratory, however, these transactions are not described or addressed in the MD&A. In addition, please address the risks and challenges facing your company and how management is dealing with these issues. You

may refer to MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003) on our website at www.sec.gov for more guidance.

Results of Operations, page 21

5. Please revise this section so that there is more focus on analysis as required by MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003). In that release, we explained that, "MD&A requires . . . an 'analysis' of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form . . . A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." For example:

- Professional fees have increased. Please disclose the reason for this increase.
- Salaries and wages have increased. If you have increased the number of employees, revise to disclose the number of new employees.
- Research and development costs have increased. Please specifically discuss which development and testing efforts accounted for the increase.

Please review your entire MD&A and revise accordingly.

Research and Development expense, page 22

6. Please revise to disclose a break out of research and development expense by project or in some other manner to provide more transparency as to the type of expenses incurred. Also revise to clarify the extent to which research and development expenses include professional fees and salaries and wages. In this regard, revise your statement of operations on F-4 to present expenses consistently as it includes some expenses by the nature (i.e. general and administrative, research and development) and some by type (i.e. professional fees, salaries and wages). This will require you to conform your disclosure throughout MD&A to be consistent with the revised income statement presentation.

Executive Compensation, page 29

7. Please provide the disclosure required by Item 402 of Regulation S-K for your three most highly compensated executive officers other than the principal executive officer and the principal financial officer. Alternatively, if you do not believe that an of your employees qualify as "executive officers" as that term is defined in Exchange Act Rule 3b-7, please provide a reasonably detailed analysis in support of determination.

Related Party Transactions, page 29

8. We note your disclosure on page 16 regarding the arrangement the company has with BFK Law LLC, a related person of Mr. Backenroth for the use of office facilities in New York City. Please provide the material terms of this transaction in Item 13 of your Form

10-K as required by Item 404 of Regulation S-K. Further, please file the warrant agreement issued to BFK Law LLC as an exhibit, as required by Item 601(b)(10) of Regulation S-K.

Financial Statements
Notes to the Consolidated Financial Statements
Note 3 – Asset Acquisitions, page F-12

9. Regarding the $17.7 million of license rights acquired in the SKS acquisition, please tell us:
   - Their nature, purpose and how you use them in your ongoing business;
   - The valuation technique and significant assumptions used to arrive at their fair value; and
   - Your consideration of the applicability of ASC 350-30-35-17A.

10. You acquired "a sustained-release technology platform under development as well as a pipeline of pre-clinical sustained-release drug product candidates" in the SKS acquisition. Please tell us why you attributed no fair value to these in-process research and development projects.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments on the financial statements and related matters. You may contact Alla Berenshteyn, Staff Attorney, at (202) 551-4325 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant